SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

October 12, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 10, 2010 to October 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary
Date:	October 12, 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 21AWC

Notice of Dividend Currency Exchange Rates – 2010 Interim Dividend

Alumina Limited’s functional and presentation currency is now US dollars.

On 10 August 2010 the Company announced an interim dividend for the half year ended 30 June 2010 of 2 US cents per share. Included in the announcement was the advice that the currency conversion for Australian cents and British pence would be based on the foreign currency exchange rates on the Record Date, 19 August 2010. The following table details the currency exchange rates applicable for the dividend:

Dividend 2.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.8959	2.2324
British pence	1.5533	1.2876

The dividend will be paid on Monday 6 September 2010.

Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

Alumina Limited
ABN 85 004 820 419
GPO Box 5411 Melbourne Vic 3001 Australia

Stephen Foster	Level 12 IBM Centre
Company Secretary	60 City Road
Southbank Vic 3006
20 August 2010	Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email: info@aluminalimiited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 22AWC

2010 Shareholder Half Year Update

Attached is a copy of the 2010 Shareholder Half Year Update to be distributed to shareholders.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

Stephen Foster
Company Secretary
6 September 2010
Alumina Limited
ABN 85 004 820 419
GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email: info@aluminalimiited.com

September 6, 2010

ALUMINA LIMITED

2010 HALF YEAR UPDATE

DEAR SHAREHOLDER,

We are pleased to report to you on Alumina’s improving earnings, the resumption of the interim dividend, as well as to update you on the positive outlook for your company.

Alumina recorded a significant improvement in earnings in the half year to June 2010 as cash flow and market conditions began to recover. Earnings after tax of US$44 million were substantially above the US$4 million achieved in the previous corresponding period, while underlying earnings of US$22 million was a significant turnaround on the loss recorded in the prior comparative period. The Company has a sound balance sheet and a conservative gearing level of 9.5 per cent.

The improvement in earnings was driven by an increase in realised alumina prices, increased volumes and good cost control in the AWAC joint venture. These factors more than offset the impact of higher energy costs, the higher Australian dollar and additional costs incurred at the operations in Brazil which experienced issues in ramping up production to full capacity. The financial performance of the Brazil refinery and mine are forecast to improve progressively but significantly over the coming periods.

RESUMPTION OF DIVIDEND

The improved result has enabled the reinstatement of the interim dividend, with your directors pleased to declare a US 2 cents (2.2324 Australian cents) per share interim payment that is fully franked. This represents a 11 per cent increase over the final dividend for 2009.

We are pleased to inform you that your directors intend, on an annual basis, to distribute cash from operations to shareholders via dividends once the company’s debt has been serviced and corporate costs have been met. In addition we expect those dividends to be fully franked for the foreseeable future. Historically, Alumina Limited has paid out nearly all of its cash under this formula since 2003.

After much consideration your directors determined that it was more appropriate to declare any dividends in US currency. As you may be aware, Alumina’s accounts have recently changed over to reporting in US dollars. The company’s revenue is received in US currency and its operations now are more global, particularly with the start-up of operations in Brazil.

September 6, 2010

ALUMINA LIMITED

While the dividend has been declared in US currency it has been paid in Australian dollars except for British residents who continue to receive their payment in pounds sterling. The dividend was converted to an amount of Australian 2.2324 cents per share and British 1.2876 pence per share using the US dollar exchange rate on the record date for the dividend, 19 August 2010. The dividend reinvestment plan remains suspended.

POSITIVE INDUSTRY OUTLOOK

As the half-year result shows, the outlook for both alumina and aluminium markets is improving. Chinese industrialization is driving increased demand, with global alumina demand forecast to grow at 12 per cent for 2010 with improved pricing, although some volatility is to be expected.

The industry trend towards shorter and spot contract pricing for alumina is also positive. A shift away from the traditional pricing link between alumina and aluminium is more likely to reflect the cost and investment fundamentals of the bauxite and alumina markets.

Your directors are positive about the outlook for Alumina’s US$1.4 billion investment in production in Brazil. The newly commissioned Brazilian operations will increase AWAC’s alumina production capacity by 1.1 million tonnes per annum.

With cash generation from the AWAC joint venture improving and the period of major growth capital investment in Brazil drawing to its conclusion, the Directors are confident about the outlook for free cash flow available for distribution to shareholders.

SUMMARY

Overall, the six month period to June 2010 has benefited from higher sales volumes and prices and good cost control. Looking forward your directors believe the combination of strengthening global demand, better pricing mechanisms and improving performance from Brazil, augur well for the future of your company.

Yours sincerely,

JOHN BEVAN CHIEF EXECUTIVE OFFICER DONALD M MORLEY CHAIRMAN

Disclaimer: Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

SHAREHOLDER ENQUIRIES: 1300 556 050 or +61 3 9415 4027 (overseas)

Alumina Limited ABN 85 006 820 419 www.aluminalimited.com Phone +61 3 8699 2600

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 23AWC

Alumina Limited notes the attached Alcoa Aluminio announcement on the production ramp-up of the expanded Alumar refinery. Power outages and equipment commissioning issues were experienced at the Alumar refinery in the first half of 2010 and are referred to in the attached announcement. These issues are expected to impact AWAC’s costs in the third quarter by approximately US$32 million before tax (impact on Alumina Limited is US$11 million after tax).

The remediation of commissioning issues and impact of power outages is expected to have minimal impact on fourth quarter results.

The Alumar refinery is expected to be operating consistently above 9,000 tonnes per day by year end.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Alumina Limited ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia
Level 12 IBM Centre
60 City Road
Stephen Foster Company Secretary 16 September 2010	Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email: info@aluminalimiited.com

São Luis Refinery Continues Ramp-Up; Increased Costs To Be Recognized in Third Quarter

Sao Paulo — Alcoa Aluminio and AWA do Brasil announced today that the São Luis alumina refinery continues to ramp-up as it recovers from the consequences of energy blackouts and the failure of its ship unloader. Higher production and equipment costs associated with the recovery and ramp-up, of approximately $45 million, will be recorded in the third quarter.

A temporary mobile unloader is being utilized until the permanent unloader is commissioned in late September. During September, the refinery achieved record daily production on three consecutive days.

“These production levels are extremely encouraging and are a tribute to the hard work of the Sao Luis workforce,” said Franklin L. Feder, president Alcoa Aluminio. “We are on our way to making Sao Luis a world-leading, low-cost alumina producer.” At full production, the Sao Luis refinery will produce 3.5 million tons of alumina annually. Expanded in December 2009, it is the largest brownfield alumina refinery expansion in the world.

The São Luis refinery, located in Maranhão state outside São Luis, Brazil, is jointly owned by Alcoa Aluminio and Alcoa World Alumina and Chemicals/AWAC (54 percent), BHP Billiton (36 percent) and Rio Tinto Alcan (10 percent). Alcoa manages the facility.

Alcoa Aluminio S.A. is celebrating its 45th anniversary in Brazil. It is a leading producer of bauxite, alumina and primary metal in addition to soft alloy extrusions, aluminum sheet and foil, and forged wheels as well as specialty products for the aerospace industry. It operates in eight states of Brazil.

Alcoa World Alumina and Chemicals is a joint venture between Alcoa and Alumina Limited with Alcoa holding 60 percent.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 24AWC

Alumina Limited notes Alcoa Inc.’s third quarter 2010 earnings announcement.

Alumina Limited CEO, John Bevan, commented, “Good progress is being made towards the goal of reaching design capacity at AWAC’s Brazilian refinery by year end.”

The discrete tax item attributable to the non-controlling interest in the Alcoa result will not be recognised in the Alumina Limited result due to differences between US GAAP accounting and IFRS.

Alumina Limited received US$41 million of dividends from the AWAC joint venture in the third quarter of 2010.

“We have been pleased to see early market acceptance of index based pricing for alumina following the introduction of a Platts alumina index price in August. We also note the announcement by Clark and Marron that they will introduce a Chinese alumina price index from November 2010”, said Mr Bevan.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Alumina Limited ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia
Stephen Foster Company Secretary 8 October 2010	Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email: info@aluminalimited.